June 16, 2006


By Facsimile: (212) 310-8007 and U.S. Mail

Todd R. Chandler, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

Re:  	Enzon Pharmaceuticals, Inc.
	Schedule TO-I filed by Enzon Pharmaceuticals, Inc.
	on June 6, 2006
	File No. 005-35587

Dear Mr. Chandler:

	We have the following comments on the above-referenced filing. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1
What are the significant conditions to the offer?  Page 2

1. Your offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

If the offer is completed and I do not participate in the offer, will my rights and obligations under my untendered convertible notes be affected? Page 3

2. Please eliminate the phrase from the last sentence that the description of certain rights under the Indenture set forth in this offer does not purport to be complete and "is qualified in its entirety by reference to the full text of the Indenture." The information you provide in the Schedule TO must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places in your offer document. Please revise throughout the offer document accordingly.

Conditions of the Offer, page 8

3. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances (including any action or inaction by Enzon) giving rise to any such condition" states that you may assert an offer condition even when the condition is "triggered" be your own action or inaction. Please revise in accordance with our position.

4. We note your statement on page 9, regarding the conditions, that "[a]ny determination or judgment by Enzon concerning the events described above will be final and binding upon all parties."
Please revise this sentence to more precisely define its scope.
It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Persons Employed in Connection with the Offer, page 15
Dealer Manager

5. We note that the dealer manager may tender notes held in its own account or the accounts of customers in the offer. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Goldman, Sachs & Co. if the fee to the dealer manager is based on the principal amount of notes tendered?

Forward-Looking Statements, page 17

6. Your statement that you undertake "no . . . obligation to update any forward-looking statements." appears to be inconsistent with Rule 13e-4(3). Please revise accordingly.

Additional Information, page 18

7. We note your statement that later information filed with the SEC will update and supersede the information currently incorporated by reference. Schedule TO does not permit such "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,


          					Celeste M. Murphy
						Special Counsel
						Office of Mergers and
						Acquisitions